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                                                       Exhibit 12

                      HECLA MINING COMPANY

            FIXED CHARGE COVERAGE RATIO CALCULATION

       For the Three Months Ended March 31, 1998 and 1997
                 (In thousands, except ratios)

                                        Three Months  Three Months
                                           1998          1997
                                        ------------  ------------
Income before income taxes                 $  2,960     $    643

Add:  Fixed Charges                           2,795        3,004
Less:  Capitalized Interest                    (271)        (361)
                                           --------     --------

Net income before income taxes             $  5,484     $  3,286
                                           ========     ========

Fixed charges:
  Preferred stock dividends                $  2,012     $  2,012
  Interest portion of rentals                    43          157
  Interest expense                              740          835
                                           --------     --------

Total fixed charges                        $  2,795     $  3,004
                                           ========     ========

Fixed Charge Ratio                             1.96         1.09

Write-downs and other noncash charges:
  DD&A(a) (mining activity)                $  5,126     $  4,352
  DD&A(a) (corporate)                            94           79
  Provision for closed operations
    and environmental matters                    59          189
                                           --------     --------

                                           $  5,279     $  4,620
                                           =========    ========


(a)"DD&A" is an abbreviation for "depreciation, depletion and amortization."
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